JACKSON L. MORRIS

Attorney at Law
Admitted in Florida and Georgia (inactive)

January 7, 2011

Submitted via the EDGAR System

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

Attn:  Sirimal R. Mukerjee

Re:    Bella Petrella’s Holdings, Inc.
Registration Statement on Form S-1
Amendment No. 3 filed January 7, 2011
File No. 333-169145

Dear Mr. Schwall:

Thank you for your comment letter dated November 23, 2010 and the telephone conference on January 4, 2011 regarding the above referenced registration statement.

In anticipation of one unresolved concern raised in the conference, the registrant has identified its founders and affiliates as statutory underwriters, both under Our Corporate History and Organization and How the Selling Stockholders Intend To Distribute Their Shares.

In resolution of another issue raised in the conference, a portion of the advances made after May 31, 2010 on behalf of the registrant by JVW Entertainment have been reclassified as payment for the 2.3 million shares issued by the registrant in the change-of-control transaction, at the same rate per share as JVW Entertainment has paid to Mr. Petrella, Jr.

This will confirm that every selling stockholder identified in the prospectus purchased the shares to be sold for money or services from the respective identified transferor.  None of the shares offered for sale are derived from gifts.  This will also confirm that each founder-affiliate was selling shares for his or its own account, none other than JVW Entertainment contributing any proceeds from such sales to the registrant, and JVW Entertainment’s contributions, which it had no obligation to make, are only a minor portion of the proceeds it derived from such sales.

My apology, if I have overlooked some other facts discussed in the conference that may merit confirmation.

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Mr. H. Roger Schwall, Assistant Director
January 7, 2011

The registrant, as is always the case, would like to request acceleration of the effective date as soon as the staff is able to advise that it has no further comments or no comments that cannot be satisfied in a 424(b) prospectus.  Accordingly, a prompt review of Amendment No. 3 will be greatly appreciated.

This letter accompanies Amendment No. 3, and the balance hereof is responsive to your comments.  I have repeated below each of your specific comments “1” through “7”, followed by an explanation and location of each of the registrant’s responses to your comments.  The registrant is also submitting a “red lined” copy of the amendment, indicating all changes as compared to Amendment No. 2.

General

1.  Please add a prospectus summary that includes a brief overview of your company and the offering.  Such summary should include, without limitation, a brief description of your arrangements with Stello Foods, Inc. and Ferraro Foods.

Response:  Item 503(a) of Regulation S-K provides the following, in pertinent part – “Prospectus summary. Provide a summary of the information in the prospectus where the length or complexity of the prospectus makes a summary useful.”  Even though the registrant contends that the prospectus is neither lengthy nor complex, and in order to avoid a protracted debate of this point with the staff, a prospectus summary has been inserted following the table of contents.  It summarizes the registrant’s arrangements with Stello Foods and Ferraro Foods.

2.  Please clarify your relationship with Ferraro Foods. In that regard, we note your reference at page 12 to Ferraro Foods as your customer, and your reference at page 15 to Ferraro Foods as your distributor.  Similarly, we note your disclosure at page 20 that you sell your products to Famous Famiglia Pizzerias through Ferraro Foods, and your disclosure at page 11 that you have recently sold your newly introduced pizza sauce to a pizza restaurant chain. In addition, please disclose whether you have a contract with Ferraro Foods, and file any such contract with the next amendment to your registration statement.

Response:  A distributor is a customer.  According to the Merriam-Webster’s online dictionary, “wholesaler” is a synonym for distributor.  The registrant submits that a distributor or wholesaler is commonly understood to be a middleman who resells of a commodity it has purchased (i.e., a customer) from a manufacturer.  The registrant has, nevertheless, acquiesced to the staff’s comment and eliminated the word “customer” with respect to Ferraro Foods.  We have disclosed that we do not have a contract with Ferraro Foods.  You may be assured that if we had a contract, it would have been disclosed and filed as an exhibit.  We have expanded the explanation of our relationship with Stello Foods to parallel the disclosure regarding our relationship with Ferraro Foods.  The “pizza restaurant chain” and Famous Famiglias Pizzerias are different companies, as is apparent from a comparison of the number of stores disclosed for each, 41 compared to 127.  If they were the same company, the corporate name would have been used in both locations.  Changes have been made to distinguish the second “pizza restaurant chain”, without naming it for competitive reasons at this time, and the current status of that relationship.  For further clarity the paragraph regarding the “pizza restaurant chain” has been moved to immediately follow the paragraph regarding Ferraro Foods and Famous Famiglia Pizzerias from its previous location under Plan of Operations.

Mr. H. Roger Schwall, Assistant Director
January 7, 2011

3. With a view toward disclosure, please advise us whether Ferraro Foods is affiliated with you or your officers and directors in any manner other than the business relationships disclosed in your filing.

Response:  If there were any affiliations between Ferraro Foods, its major stockholders and directors with the registrant, its major stockholders and directors, the relationship would have been disclosed.  There is no affiliation of any nature between the two companies, their controlling persons and the entities they control.

Prospectus Cover Page

4. We note your disclosure that you expect your common stock to be quoted on the OTC Bulletin Board. Please revise your disclosure to provide an update to the status of the application to the OTC Bulletin Board. For example, and without limitation, please disclose whether an application has been submitted.

Response:  This disclosure has been revised to state the registrant’s understanding that FINRA will issue a trading symbol for the OTC Bulletin Board upon being advised that the registration statement has been declared effective.  This advice has been received from FINRA.  This disclosure has been added also under the caption “Market Information and Related Stockholder Matters”.  The trading symbol will be included in the 424(b) prospectus and the disclosure added by this amendment regarding the registrant’s understanding of FINRA’s position will be removed in the 424(b) prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations During the Development Stage. page 11

Results of Operations, page 11

5. We note your response to prior comment eight of our letter dated November 23, 2010.  Based on the facts and circumstances presented therein, and in your response letter dated October 29, 2010, we are not in a position to agree that push down accounting is appropriate for JVW Entertainment's acquisition of shares of Bella Petrella. Please revise your financial statements and related disclosures accordingly.

Response:  The financial statements have been revised to eliminate push down accounting, and all references to push down accounting have been eliminated.  Restated financial statements have been included in Amendment No. 3.

Mr. H. Roger Schwall, Assistant Director
January 7, 2011

Related Party Transactions, page 20

6. We note your disclosure at page 20 that Famous Famiglia Pizzerias is a subsidiary of DeBartolo Holdings LLC, for which one of your directors is chairman and chief executive officer, that one of your founders is the executive chef and director of northeast operations of Famous Famiglia Pizzerias and that you "believe the relationships Mr. DeBartolo and Mr. Petrella, Jr. have with Famous Famiglia Pizzerias is a positive factor in its purchase of your products." To the extent known, please disclose the percentage of Famous Famiglia Pizzeria's purchases of sauce and salsas that are your sauces and salsas.

Response:  The registrant has been advised that Famous Famiglia Pizzerias uses only the registrant’s Alfredo sauce and Spicy Salsa, and no other products of these types from other sources.  The registrant does not know the total usage of all pasta and pizza sauces by Famous Famiglia Pizzeria and is therefore unable to disclose the percentage its usage of the registrant’s products compared to Famous Famiglia Pizzerias total usage of sauce products..

Selling Stockholders, page 21

7.  We note that Helen Daly and Rockwell Consultants, Inc. are selling in the aggregate 1,957,750 shares of your common stock that were previously purchased from JVW Entertainment Inc. Please provide the consideration paid by each such selling shareholder to JVW Entertainment Inc. in connection with the purchase of such shares.

Response:  Helene Daly and Rockwell Consultants share a family relationship.  The shares held by each stockholder represent a single purchase with instructions given to divide the shares between  three parties, Ms. Daly, Ms. Rico (subsequently transferred to Ms. Daly) and Rockwell Consultants.  A price of $0.4324 was paid for each share.  More information regarding these purchases is included in my letter of December 30, 2010 requesting a telephone conference, including the registrant’s reasons for declining to provide the requested disclosures, and in the telephone conference.  For clarification of comments made in the telephone conference, Ms. Gervasi, the controlling person of Rockwell Consultants, is not individually a selling stockholder.

Additional changes to the prospectus.  Please note that Mr. Whitman has replaced Mr. Shartz as a director (chairman) and the chief executive officer.  Mr. Shartz remains as president.

Thank you for your prompt review of Amendment No. 3.  The registrant is hopeful that  you will find the its responses fully satisfactory and will have no further comments.  The registrant intends to request acceleration in ten days, unless advised that additional comments will be forthcoming.

Very truly yours,

/s/ Jackson L. Morris

Jackson L. Morris

cc: Bella Petrella’s Holdings, Inc.